UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Genesis Park Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G38245109

(CUSIP Number)

David Bilger

c/o Genesis Park Holdings

2000 Edwards Street

Suite B

Houston, TX 77007

Telephone Number: (713) 489-4650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with a copy to)

William Gump

Sean M. Ewen

Angela Olivarez

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Genesis Park II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,094,406(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,094,406(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,094,406(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 4,094,406 of Genesis Park Acquisition Corp.’s (the “Issuer”) Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) held by Genesis Park Holdings (the “Sponsor”), which are automatically convertible on a one-for-one basis into shares of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249066) (the “Registration Statement”). The Sponsor is controlled by its Manager (as defined below), which is controlled by its General Partner (as defined below). Manager and General Partner have voting and dispositive power over the securities held by the Sponsor. Other than for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)

Excludes 7,292,351 Class A Shares underlying private placement warrants held by the Sponsor (the “Private Placement Warrants”) that are not presently exercisable and are not exercisable within 60 days from the date hereof, of which 1,886,000 Class A Shares are underlying Private Placement Warrants that are subject to forfeiture upon the closing of the Issuer’s initial business combination as described in the Issuer’s Current Report on Form 8-K filed with the SEC on March 25, 2021.

(3)

The percentage reported in this Schedule 13D is based upon 20,472,028 Class A Shares outstanding consisting of 16,377,622 Class A Shares and 4,094,406 convertible Class B Shares outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on January 7, 2021.

1.	Names of Reporting Persons. Genesis Park II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF-OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,094,406(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,094,406(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,094,406(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes 4,094,406 Class B Shares held by the Sponsor, which are automatically convertible on a one-for-one basis into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities - Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249066). The Sponsor is controlled by its Manager, which is controlled by its General Partner. Manager and General Partner have voting and dispositive power over the securities held by the Sponsor. Other than for purposes of Rule 13d-3 of the Exchange Act, each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)

Excludes 7,292,351 Class A Shares underlying the Private Placement Warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof, of which 1,886,000 Class A Shares are underlying Private Placement Warrants that are subject to forfeiture upon the closing of the Issuer’s initial business combination as described in the Issuer’s Current Report on Form 8-K filed with the SEC on March 25, 2021.

(3)

The percentage reported in this Schedule 13D is based upon 20,472,028 Class A Shares outstanding consisting of 16,377,622 Class A Shares and 4,094,406 convertible Class B Shares outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on January 7, 2021.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2020 (as amended from time to time, the “Schedule 13D”) by Genesis Park II LP, a Delaware limited partnership (“Manager”), and Genesis Park II GP LLC, a Delaware limited liability company (“General Partner” and together with Manager, the “Reporting Persons”, relating to their beneficial ownership in Genesis Park Acquisition Corp. (the “Issuer”)). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On March 25, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Shepard Merger Sub Corporation, a Delaware corporation and direct, wholly owned subsidiary of the Issuer (“Merger Sub”), Cosmos Intermediate, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Holdings (the “Company”), and Redwire, LLC, a Delaware limited liability company (“Holdings”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Initial Business Combination”) by which, (i) the Issuer will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and the Companies Act of the Cayman Islands (the “Domestication”), (ii) Merger Sub will merge with and into the Company, with the Company being the surviving entity in the merger (the “First Merger”), and (iii) immediately following the First Merger, the Company will merge with and into the Issuer, with the Issuer being the surviving entity in the merger (such second merger together with the First Merger, the “Mergers” and, collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”). The aggregate consideration to be paid to Holdings at the closing of the Transactions (the “Closing”) will be paid in a combination of stock and cash consideration, with such stock consideration to include 37,200,000 shares of Class A common stock, par value $0.0001 per share, of the Issuer (the “Class A Common Stock”), and 2,000,000 warrants to purchase one share of Class A Common Stock per warrant.

In connection with the execution of the Merger Agreement, the Sponsor and Manager entered into certain agreements with the Issuer, Holdings and certain other parties to, among other things:

(i)

provide that at and following the Closing, (A) Holdings and certain of its affiliates will have the right to nominate five directors to the board of directors of the Issuer (the “Board”), of which three directors must be independent directors, and which right to nominate directors is subject to Holdings (and its permitted transferees) continuing to beneficially own certain percentage amounts of Class A Common Stock (as compared to the Class A Common Stock beneficially owned by them as of the date of the Closing (the “Closing Date”)), (B) the Sponsor and certain of its affiliates will have the right to nominate up to two directors to the Board, of which one director must be independent, and which right to nominate directors is subject to the Sponsor (and its permitted transferees) continuing to beneficially own certain percentage amounts of Class A Common Stock (as compared to the Class A Common Stock beneficially owned by them as of the Closing Date), (C) the Board will be classified into three classes of directors serving for staggered three year terms and to provide for the number of directors nominated by each of Holdings and the Sponsor (and their respective affiliates) that will serve in each such class, (D) Holdings, the Sponsor, Manager and certain other holders of the Issuer’s securities will be entitled to certain registration rights with respect to certain of the Issuer’s securities held by them and (E) each of Holdings, the Sponsor, Manager and certain other holders of the Issuer’s securities will be subject to specified transfer restrictions with respect to certain of the Issuer’s securities held by them;

(ii)

amend the Insider Letter to set forth certain agreements of the Sponsor and the officers and directors party thereto in support of the Initial Business Combination and the Transactions, including the agreement of the Sponsor and each Insider to (A) vote their respective shares of the Issuer’s securities in favor of the Initial Business Combination and certain other matters set forth in the Merger Agreement and, except as set forth in the Proxy Statement (as defined in the Merger Agreement), against certain other actions and proposals, including any action or proposal involving the Issuer that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions, (B) not redeem any Class A Shares in connection with such shareholder approval or in connection with any vote to amend the Memorandum and Articles of Association of the Issuer (the “Articles”) and (C) be bound to certain other obligations; and

(iii)

provide that in connection with the closing of the Transactions, the Sponsor and Jefferies, LLC (“Jefferies”) will forfeit and surrender to the Issuer an aggregate of 2,000,000 Private Placement Warrants, with such amount of warrants corresponding to the number of warrants to be issued to Holdings as part of the consideration at the Closing.

The foregoing agreements and arrangements are more fully described below under Item 6 of this Amendment.

The Transactions are expected to be consummated after the required approval thereof by the Issuer’s shareholders and the satisfaction of certain other conditions set forth in the Merger Agreement.

A copy of the Merger Agreement is filed with the Issuer’s Current Report on Form 8-K filed with the SEC on March 25, 2021, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Agreements Entered Into in Connection with the Execution of the Merger Agreement

Investor Rights Agreement

On March 25, 2021, in connection with the execution of the Merger Agreement, Manager and the Sponsor entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer, Holdings and Jefferies to, among other things, set forth their agreements with respect to certain governance matters, registration rights and lock-up periods from and after the Closing.

Governance Matters. Pursuant to the Investor Rights Agreement, (i) at and following the Closing, the Board will be comprised of seven directors, four of which will be independent directors and (ii) as of the Closing, (A) Holdings and certain of its affiliates (collectively, the “Partners”) will have the right to nominate five of such directors, three of which will be independent directors, and (B) the Sponsor and certain of its affiliates will have the right to nominate two of such directors, one of which will be an independent director.

The Partners’ right to designate directors to the Board at and after the Closing is subject to their beneficial ownership of Class A Common Stock as compared to the Class A Common Stock beneficially owned by the Partners on the Closing Date. If the Partners own beneficially: (i) 50% or greater of such shares of Class A Common Stock beneficially owned by the Partners on the Closing Date, the Partners will have the right to nominate five directors; (ii) less than 50% but greater than or equal to 42.5% of such shares of Class A Common Stock beneficially owned by the Partners on the Closing Date, the Partners will have the right to nominate four directors; (iii) less than 42.5% but greater than or equal to 25% of such shares of Class A Common Stock beneficially owned by the Partners on the Closing Date, the Partners will have the right to nominate three directors; (iv) less than 25% but greater than or equal to 10% of such shares of Class A Common Stock beneficially owned by the Partners on the Closing Date, the Partners will have the right to nominate two directors; (v) less than 10% but greater than or equal to 5% of such shares of Class A Common Stock beneficially owned by the Partners on the Closing Date, the Partners will have the right to nominate one director; and (vi) less than 5% of such shares of Class A Common Stock beneficially owned by the Partners on the Closing Date, they will not have the right to nominate any directors. For so long as the Partners beneficially own greater than 50% of the Class A Common Stock beneficially owned by the Partners on the Closing Date, the Partners will be entitled to designate one of their directors as the chairman of the Board.

The Sponsor’s right to designate directors to the Board is subject to the Sponsor’s (and its permitted transferees’) beneficial ownership of Class A Common Stock as compared to the Class A Common Stock beneficially owned by the Sponsor on the Closing Date. If the Sponsor (and its permitted transferees) owns beneficially: (i) 50% or greater of such shares of Class A Common Stock beneficially owned by the Sponsor on the Closing Date, the Sponsor will have the right to nominate two directors; (ii) less than 50% but greater than or equal to 25% of such shares of Class A Common Stock as are beneficially owned by the Sponsor on the Closing Date, the Sponsor will have the right to nominate one director; and (iii) less than 25% of such shares of Class A Common Stock as are beneficially owned by the Sponsor on the Closing Date, the Sponsor will not have the right to nominate any directors.

At and following the Closing, each of the Sponsor and the Partners have agreed with the Issuer to take all necessary action to cause the directors initially nominated pursuant to the foregoing to be divided into three classes of directors, with each class serving for staggered three year terms as follows: (i) the Class I directors consisting of two directors nominated by the Partners; (ii) the Class II directors consisting of one director nominated by the Sponsor and two directors nominated by the Partners; and (iii) the Class III directors consisting of one director nominated by the Sponsor and one director nominated by the Partners. The Investor Rights Agreement further provides that (A) the initial term of the Class I directors will expire immediately following the Issuer’s 2022 annual meeting of stockholders at which directors are elected, (B) the initial term of the Class II directors will expire immediately following the Issuer’s 2023 annual meeting of stockholders at which directors are elected and (C) the initial term of the Class III directors will expire immediately following the Issuer’s 2024 annual meeting at which directors are elected. The Issuer has agreed to take all necessary action to (i) include in the slate of directors recommended by the Issuer to its stockholders the number of directors from each of the Partners and the Sponsor that will result in each of the Partners and the Sponsor having a number of directors, if elected, that is consistent with the foregoing provisions and (ii) apportion the directors nominated by the Partners and the Sponsor among the classes so as to maintain the proportion of directors nominated by the Partners and the Sponsor in each class as nearly as possible to the apportionment described above.

Pursuant to the Investor Rights Agreement, the Partners and the Sponsor have the exclusive right to remove, appoint and replace their respective director nominees and have agreed with the Issuer not to take any action to remove any director nominee of the other unless such removal is for cause.

Registration Rights. Pursuant to the Investor Rights Agreement, the Issuer has agreed to register certain of the securities held directly or indirectly by the Partners, the Sponsor, Manager, Jefferies and each other Person who joins in the Investor Rights Agreement as an “Other Holder” or by any of their respective permitted transferees (collectively, “Holders”) within 45 days after the Closing Date, including (i) all shares of Class A Common Stock, (ii) all Private Placement Warrants held by the Sponsor and Jefferies and all other warrants to purchase Class A Common Stock, (iii) any shares of Class A Common Stock issued or issuable upon exercise of the Private Placement Warrants and all other warrants, (iv) any equity securities of the Issuer or any subsidiary of the Issuer that may be issued or distributed or be issuable with respect to the securities referred to in the preceding clauses by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction and (v) any other “Registrable Securities” (as defined in the Investor Rights Agreement), in each case for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. The Partners will also be entitled to unlimited demand rights at any time a shelf registration statement is not effective and all Holders will be entitled to customary piggy-back rights, subject to customary cut-back provisions.

Lock-Ups. Pursuant to the Investor Rights Agreement, the Holders have agreed not to sell, transfer, pledge or otherwise dispose of shares of Registrable Securities for 180 days; provided, the foregoing transfer restrictions will not apply to (i) any warrants held by the Holders (other than the Private Placement Warrants and the warrants that are issued to Holdings at the Closing, which will be subject to such transfer restriction for 30 days), (ii) any Registrable Securities held by Manager (other than Registrable Securities that may be held indirectly by Manager by virtue of any interest Manager holds in the Sponsor) or (iii) any equity securities acquired by any Holder or any of their respective affiliates in connection with a private investment in public equity pursuant to a Subscription Agreement (as such term is defined in the Merger Agreement).

Adjustments. Appropriate adjustments will be made to the foregoing provisions in the event of any changes in the Issuer’s common stock as a result of any stock split, stock dividend, combination or reclassification, or through any merger, consolidation, recapitalization or other similar event.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 25, 2021 and is incorporated by reference herein as Exhibit 10.6.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, on March 25, 2021, the Sponsor and each officer and director of the Issuer that was originally party to the Insider Letter (collectively, the “Insiders”) entered into an amended and restated Insider Letter (as so amended and restated, the “Amended and Restated Sponsor Agreement”) to set forth certain agreements in support of the Initial Business Combination and the Transactions and to modify certain other agreements set forth in the Insider Letter.

Pursuant to the Amended and Restated Sponsor Agreement, the Sponsor and each Insider agreed severally (and not jointly and severally): (a) to vote (or cause to be voted or consented) their respective shares of the Issuer’s securities (including any equity securities of the Issuer that are issued to or acquired by the Sponsor or such Insider or over which it, he or she acquires the right to vote or share in the voting, in each case after the date of the Amended and Restated Sponsor Agreement) (i) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Issuer contained in the Merger Agreement, (iii) in favor of the other Acquiror Stockholder Matters (as defined in the Merger Agreement), (iv) for any proposal to adjourn or postpone the applicable shareholder meeting to a later date if (and only if) (A) there are not sufficient votes for approval of the Merger Agreement and the other Acquiror Stockholder Matters on the dates on which such meetings are held or (B) the closing condition in Section 11.03(c) of the Merger Agreement has not been satisfied and (v) except as set forth in the Issuer’s Proxy Statement (as defined in the Merger Agreement), against the following actions or proposals: (A) any Business Combination Proposal (as defined in the Merger Agreement) or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; and (B)(1) any change in the present capitalization of the Issuer or any amendment of the Memorandum and Articles of Association of the Issuer (the “Articles”), except to the extent expressly contemplated by the Merger Agreement, (2) any liquidation, dissolution or other change in the Issuer’s corporate structure or business, (3) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor or such Insider under the Amended and Restated Sponsor Agreement, or (4) any other action or proposal involving the Issuer or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions and (b) not to redeem, elect to redeem or tender or submit any of its shares of the Issuer’s common stock owned by it, him or her for redemption in connection with such shareholder approval of the Initial Business Combination, or in connection with any vote to amend the Articles. The Sponsor and each Insider also agreed that, prior to any valid termination of the Merger Agreement, the Sponsor and each Insider will (i) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement and (ii) be bound by and comply with the confidentiality and exclusivity provisions of the Merger Agreement as if such Person were a signatory to the Merger Agreement with respect to such provisions. The foregoing obligations of the Sponsor and the Insiders apply whether or not the Mergers, any of the Transactions or any action described above is recommended by the Board.

In addition, from and after any valid termination of the Merger Agreement, if the Issuer seeks shareholder approval of a proposed business combination, then in connection with such proposed business combination, the Sponsor and each Insider has agreed to (i) vote any Class A Shares owned by it, him or her in favor of such proposed business combination and (ii) not redeem any Class A Shares owned by it, him or her in connection with such shareholder approval. If the Issuer engages in a tender offer in connection with any proposed business combination from and after any valid termination of the Merger Agreement, each Insider has further agreed that he or she will not seek to sell his or her Class A Shares to the Issuer in connection with such tender offer.

Pursuant to the Amended and Restated Sponsor Agreement, the Sponsor and each Insider further agreed, among other things, (i) not to propose any amendment to the Articles that would modify the substance or timing of the Issuer’s obligation to redeem the public Class A Shares if the Issuer does not consummate a business combination within 18 months from the completion of its initial public offering or any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless the Issuer provides the holders of public Class A Shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the Issuer’s initial public offering (the “Trust Account”), (ii) not to redeem any Class A Shares held by the Sponsor into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (iii) that the Class B Shares will not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Pursuant to the Amended and Restated Sponsor Agreement, the Sponsor and each Insider also agreed that during the period commencing on the date of the underwriting agreement and ending 180 days after such date, not to, without the prior written consent of Jefferies (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to any Units, shares of capital stock of the Issuer, warrants or any securities convertible into, or exercisable, or exchangeable for, shares of capital stock of the Issuer owned by it, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Units, Class A Shares or Class B Shares of the Issuer, warrants or any securities convertible into, or exercisable, or exchangeable for, Class A Shares of the Issuer owned by it whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

The Amended and Restated Sponsor Agreement also provides that in the event of the liquidation of the Trust Account of the Issuer, the Sponsor will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by (i) any third party (other than the Issuer’s independent public accountants) for services rendered or products sold to the Issuer or (ii) a prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a Business Combination agreement (a “Target”); provided, however, that such indemnification of the Issuer by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (A) $10.00 per Class A Share sold in the initial public offering including any overallotment (the “Offering Shares”) or (B) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Offering Share, due to reductions in the value of the trust assets, taxes payable, except as to any claims by a third party (including a Target) who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and except as to any claims under the Issuer’s indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Sponsor has the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Issuer if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies the Issuer in writing that it shall undertake such defense.

The Sponsor and each Insider further agreed that, without limitation to the other transfer restrictions described in the Amended and Restated Sponsor Agreement, until any valid termination of the Merger Agreement, it, he or she will not transfer any Units, Class A Shares or Private Placement Warrants set forth opposite each of their respective names in Schedule I attached to the Amended and Restated Sponsor Agreement, or any securities convertible into, or exercisable or exchangeable for, such Class A Shares, except with the consent of the Company or in connection with the forfeitures described below in this Item 6 under the caption “Warrant Forfeiture Agreement.” These transfer restrictions will also apply to any equity securities of the Issuer that are issued to or acquired by the Sponsor or such Insider or over which it, he or she acquires the right to vote or share in the voting, in each case after the date of the Amended and Restated Sponsor Agreement.

Pursuant to the Amended and Restated Sponsor Agreement, the Class B Shares, the Private Placement Warrants and the Class A Shares issued upon conversion or exercise thereof are each subject to additional transfer restrictions that provide that such securities are not transferable or salable: (a) in the case of the Class B Shares (or Class A Shares issuable upon conversion thereof), (i) if the Closing does not occur for any reason (including, without limitation, as a result of the valid termination of the Merger Agreement), until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the reported closing price of the Issuer’s Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Shares for cash, securities or other property, or (ii) if the Closing does occur, until the date that is 180 days following the Closing Date; and (b) in the case of the Private Placement Warrants (other than the Private Placement Warrants subject to forfeiture as described below in this Item 6 under the caption “Warrant Forfeiture Agreement”) and the Class A Shares underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination (the foregoing periods, the “Lock-Up Periods”).

The lock-ups described in the preceding two paragraphs are subject to certain enumerated exceptions set forth in the Amended and Restated Sponsor Agreement.

The Amended and Restated Sponsor Agreement further provides that, notwithstanding the other transfer provisions set forth in the agreement, during the period commencing on the date of the Amended and Restated Sponsor Agreement and ending on the earlier of (x) the expiration of the Lock-up Periods and (y) the date of any valid termination of the Merger Agreement, transfers of the Class B Shares or Private Placement Warrants that are held by the Sponsor or any Insider or any of their permitted transferees are permitted only in accordance with Section 4.2 of the Investor Rights Agreement.

The Sponsor and each Insider further agreed that, during the period commencing on the date of the Amended and Restated Sponsor Agreement and ending at such time as the Merger Agreement is validly terminated, none of the Sponsor or any Insider will enter into, modify or amend any contract between or among the Sponsor, any Insider and certain related persons, on the one hand, and the Issuer, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under the Amended and Restated Sponsor Agreement or (y) the Company’s or the Issuer’s ability to perform or satisfy any obligation under the Merger Agreement.

The foregoing description of the Amended and Restated Sponsor Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 25, 2021 and is incorporated by reference herein as Exhibit 10.7.

Warrant Forfeiture Agreement

In connection with the execution of the Merger Agreement, on March 25, 2021, the Issuer, the Sponsor, Jefferies, Holdings and the Company entered into the Forfeiture of Private Placement Warrants Agreement (the “Warrant Forfeiture Agreement”), pursuant to which, immediately prior to (and contingent upon) the Closing, (i) the Sponsor will forfeit and surrender to the Issuer 1,886,000 Private Placement Warrants and (ii) Jefferies will forfeit and surrender to the Issuer 114,000 Private Placement Warrants, in each case for no consideration. The aggregate number of Private Placement Warrants to be forfeited by the Sponsor and Jefferies pursuant to the Warrant Forfeiture Agreement corresponds to the number of newly issued warrants to purchase one share of Class A Common Stock to be issued to Holdings as warrant consideration in the First Merger. Pursuant to the Warrant Forfeiture Agreement, such forfeited Private Placement Warrants will be retired and cancelled and each of the Sponsor and Jefferies has agreed not to directly or indirectly transfer or otherwise dispose of such Private Placement Warrants other than pursuant to such forfeitures.

The foregoing description of the Warrant Forfeiture Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 25, 2021 and is incorporated by reference herein as Exhibit 10.8.

Subscription Agreements

In connection with the execution of the Merger Agreement, on March 25, 2021, (i) Manager entered into a subscription agreement (the “Manager Subscription Agreement”) with the Issuer pursuant to which the Issuer has agreed to issue and sell to Manager, and Manager has agreed to subscribe for and purchase from the Issuer, an aggregate of 1,000,000 shares of Class A Common Stock at a purchase price of $10.00 per share for aggregate gross proceeds of $10,000,000 (the “Manager PIPE Investment”) and (ii) each of Mr. Hobby and Mr. Gibson, who are Scheduled Persons to the Schedule 13D, and GP Three Holdings GP, LLC an entity controlled by Mr. Hobby (“GP III”), entered into a subscription agreement (the “Scheduled Person Subscription Agreements”) with the Issuer pursuant to which the Issuer has agreed to issue and sell to Mr. Hobby, Mr. Gibson and GP III, and Mr. Hobby, Mr. Gibson and GP III have agreed to subscribe for and purchase from the Issuer, an aggregate of 300,000 shares of Class A Common Stock at a purchase price of $10.00 per share for aggregate gross proceeds of $3,000,000 (the “Scheduled Person Investments”).

The obligation of each of (i) the Issuer and Manager to consummate the Manager PIPE Investment pursuant to the Manager Subscription Agreement and (ii) the Issuer, Mr. Hobby, Mr. Gibson and GP III to consummate the Scheduled Person Investments pursuant to the Scheduled Person Subscription Agreements, is in each case conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions.

Each of the Manager Subscription Agreement and the Scheduled Person Subscription Agreements has been approved by the Issuer’s audit committee and the Board in accordance with the Issuer’s related persons transaction policy and will terminate upon the earlier to occur of (i) the termination of the Merger Agreement and (ii) the mutual written agreement of the parties thereto.

The foregoing descriptions of the Manager Subscription Agreement and the Scheduled Person Subscription Agreements are qualified in their entirety by reference to the full text of each such agreement, the form of which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 25, 2021 and is incorporated by reference herein as Exhibit 10.9.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented to add the following:

Exhibit 10.6: Investor Rights Agreement, dated as of March 25, 2021, among the Issuer, Holdings, the Sponsor, Manager and Jefferies (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 25, 2021)

Exhibit 10.7: Amended and Restated Sponsor Agreement, dated as of March 25, 2021, by and among the Issuer, the Sponsor and the Insiders (incorporated by reference to Exhibit 10.3 to the Current on Form 8-K filed by the Issuer with the SEC on March 25, 2021)

Exhibit 10.8: Warrant Forfeiture Agreement, dated as of March 25, 2021, by and among the Issuer, the Sponsor, Jefferies, Holdings and the Company (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 25, 2021)

Exhibit 10.9: Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 25, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2021	Genesis Park II LP

By: Genesis Park II GP LLC, its general partner

By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Dated: March 29, 2021	Genesis Park II GP LLC

By: Genesis Park Holdco LP, its managing member

By: HSG GP LLC, its general partner

By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Exhibit Index

Exhibit 10.6: Investor Rights Agreement, dated as of March 25, 2021, among the Issuer, Holdings, the Sponsor, Manager and Jefferies (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 25, 2021)

Exhibit 10.7: Amended and Restated Sponsor Agreement, dated as of March 25, 2021, by and among the Issuer, the Sponsor and the Insiders (incorporated by reference to Exhibit 10.3 to the Current on Form 8-K filed by the Issuer with the SEC on March 25, 2021)

Exhibit 10.8: Warrant Forfeiture Agreement, dated as of March 25, 2021, by and among the Issuer, the Sponsor, Jefferies, Holdings and the Company (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 25, 2021)

Exhibit 10.9: Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 25, 2021)